VYNLEADS, INC.

596 Herrons Ferry Road

Suite 302

Rock Hill, SC  29730

telephone: (845) 745-0981

‘CORRESP’

November 27, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:

Celeste M. Murphy, Legal Branch Chief

Terry French, Accountant Branch Chief

Joshua Shainess, Attorney-Advisor

Re:

Vynleads, Inc. (the “Company”)

Amendment No. 1 to

Registration Statement on Form S-1

File No. 333-227499

Filed October 25, 2018

Response Dated November 8, 2018

Ladies and Gentlemen:

The Company is in receipt of the staff's letter of comment dated November 15, 2018.  Following are the Company's responses to the staff's comments.  Contemporaneously, we have filed Amendment No. 2 to the above-captioned Registration Statement ("Amendment No. 2").  In addition to the additional disclosure which has been added as set forth below, Amendment No. 2 has been updated throughout to include the Company’s financial information at September 30, 2018 and for the nine months then ended.

Amendment No. 1 to Registration Statement on Form S-1

Related Party Transactions

1.

We note your response to prior comment 1.  In your amendment, please revise the disclosure on page 41 to clarify that Mr. Mannine and Mr. Stetsenko returned these shares in order to provide prospective investors with a greater percentage of ownership interest in the company.

RESPONSE:  The additional requested disclosure has been added to Amendment No. 2; please see page 41.

United States Securities and Exchange Commission

Division of Corporation Finance

November 27, 2018

The Company’s counsel, Brian A. Pearlman, Esq., will contact the staff in the near future after allowing adequate time for the staff to review this correspondence to coordinate a request for acceleration.

Thank you.

Sincerely,

/s/ Alex J. Mannine
Chief Executive Officer